UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2010

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive
Chicago, Illinois
(Address of principal executive offices)

60601
(Zip Code)

Registrant's telephone number, including area code:
(312) 565-5700

Former name or former address, if changed since last report:
Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On July 29, 2010, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended June 30, 2010. The text of the member letter is furnished as Exhibit 99.1 to this Form 8-K.

The information being furnished pursuant to Items 2.02 and 9.01 on this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Current Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to successfully transition to a new business model and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's Web site at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Current Report.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Member letter dated July 29, 2010

2

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Federal Home Loan Bank of Chicago


Date: July 29, 2010

By: /s/ Peter E. Gutzmer
Peter E. Gutzmer
Executive Vice President, General Counsel and Corporate Secretary


3


Exhibit 99.1



July 29, 2010

To Our Members:

The Federal Home Loan Bank of Chicago (Bank) expects to file its second quarter 2010 report (Form 10-Q) with the Securities and Exchange Commission next month; you will be able to access it through our website, www.fhlbc.com, or the SEC's reporting website, www.sec.gov/edgar. This letter will continue our practice of updating you on our progress in transforming the business model of the Bank. Specifically, our goals are to:

- Provide our members with short-term liquidity and long-term funding as integral components of their business strategies;

- Generate consistent, profitable results, while providing the benefits of our funding advantage to our members;

- Stabilize our capital base through a capital stock conversion;

- Grow retained earnings;

- Simplify the business model and operations of the Bank; and

- Restore an appropriate dividend and full liquidity to our stock.

The results discussed here are preliminary and unaudited. Please refer to the attached Condensed Statements of Income and Statements of Condition. Also, please review the discussion of the market value of the Bank's equity, level of retained earnings, and the spread on the return on average regulatory capital to three-month Libor that follows the summary of financial results. (See "Remediation Dashboard.")

Second Quarter 2010 Financial Highlights

- We recorded net income of $116 million for the second quarter of 2010, due in part to the positive impact of several non-recurring events, including a larger-than-usual level of prepayment fees on advances and a gain on hedging activities. Other-than-temporary impairment (OTTI) charges against our private-label mortgage-backed securities (MBS) portfolio were $27 million.

- Advances at quarter-end were $21.1 billion, down 1% from the previous quarter-end, and 22% from a year ago when members' increased borrowing needs reflected the credit crisis. Total assets were $87.7 billion at June 30, 2010.

- Mortgage Partnership Finance® (MPF®) loans held in portfolio at quarter-end were $21.6 billion, down $1.1 billion (5 %) from the previous quarter-end as anticipated following our 2008 decision not to add MPF loans to our balance sheet.

- We continue discussions with our regulator, the Federal Housing Finance Agency (FHFA), about our submitted, but not yet approved, application to convert our capital stock to a Gramm-Leach-Bliley Act capital structure.

- Seven of our members were resolved in the second quarter of 2010. Although some members' overall financial condition is improving, we anticipate that there will be more resolutions throughout the year. We have not experienced any credit losses in connection with these resolutions.

- Retained earnings increased substantially from $709 million at the end of the first quarter to $825 million at the end of the second quarter.

- We remain in compliance with all of our regulatory capital requirements.

Summary of Financial Results

Net income for the second quarter of 2010 was $116 million. Our efforts to generate consistent net interest income continued to show results in the second quarter. Several non-recurring events, including significant prepayment fees resulting from advance restructurings and member resolutions, as well as a gain from derivatives and hedging activities, supplemented the quarter's positive net interest income. Retained earnings grew $116 million to $825 million.

Net interest income of $188 million was partially offset by OTTI charges against our private-label MBS portfolio of $27 million and other non-interest expenses. As we have previously indicated, we intend to hold our private-label MBS portfolio to maturity. As a result, we have limited options other than to carefully analyze these securities and assess, along with the other FHLBanks, the degree to which future OTTI charges are appropriate.

The balance sheet continued to reflect the transformation of the Bank away from the business model built on the acquisition of MPF loans to one focused on advances. The level of MPF loans on-balance sheet continued to fall, and some of the high-cost debt originally issued to support mortgage acquisitions matured. As this trend continues, we expect that the Bank's sensitivity to market rate movements will reduce, and the variability of income due to hedging costs will moderate. Over time, we expect these changes in the make-up of the balance sheet to lead to more consistent profitability.

The credit crisis continues to provide significant challenges to our members. Since 2009, we have lost 28 members to resolution. The Bank has not experienced a credit loss in any of the resolutions to-date. Moreover, the Bank has maintained its policy of supporting all members, regardless of credit condition, so long as appropriate collateral values and controls are in place to permit us to do so without placing total member capital at risk.

Over the past few quarters, we have reported to you on our asset replacement strategy, which is now complete. We have invested in lower-credit-risk, simpler-to-hedge securities to offset the reduced earnings from the run-off in the MPF portfolio. We believe that the asset replacement strategy provides an "income bridge" to support our transition to an advances bank. Our changes in investment and funding strategies have also contributed to the substantial improvement in our market value of portfolio equity.

As our members have seen deposit inflows as a result of the high levels of liquidity in the market, many have paid down advances or not renewed them as they mature. In some cases where members have been resolved, advances have been repaid by the acquiring institution. The historical role of the Bank as a back-up source of liquidity, the unique cooperative structure of the Bank, and the nature of its secured lending to members facilitated the dramatic growth in advances during late 2008 and early 2009. As an advances bank, we will reflect the business and banking environment in Illinois and Wisconsin. As a result, the reduction in advances mirrors the high levels of deposits and other alternatives to advances among our membership at this time. We expect this downward trend to reverse when interest rates rise and member deposit levels fall. However, given the current uncertainties around the timing and strength of the economic recovery, these conditions could continue well into 2011.

Our banking team – and all of the staff and operating areas that support them – are focusing on providing more value to our members. We now provide daily market information to our members and conduct a weekly market update conference call. We are having conversations with members about opportunities to improve their business performance using advances and other products offered by the Bank. As the economy recovers, our overall performance as your Home Loan Bank will be directly impacted by the extent and manner in which our members use the Bank for core financing as well as back-up liquidity.

Net Interest Income: Strong Foundation and Impact from Non-recurring Events

Net interest income was $188 million in the second quarter of 2010, an increase over recent quarters. Prepayment fees on advances associated with the resolution of members, as well as several members restructuring their portfolios to take advantage of the low-rate environment, had a net positive impact on net income of $33 million. Interest income was $710 million for the second quarter of 2010, up 6% from first quarter interest income of $672 million. Interest expense was $517 million in the second quarter of 2010, 2% lower than interest expense of $530 million in the previous quarter. Retained earnings grew $116 million (16%) to $825 million.

OTTI Charges Against MBS Portfolio Continue

OTTI charges against our private-label MBS were $27 million in the second quarter of 2010. While we have seen some recovery of the price levels of the underlying securities in the private-label MBS portfolio, the potential for future OTTI charges remains.

Gains on Derivative and Hedging Activities Due to Falling Rates

We recorded a gain of $29 million on derivatives and hedging activities in the second quarter of 2010 compared to a loss of $63 million in the first quarter of 2010. In the latter part of the second quarter, market concerns about European sovereign debt resulted in a flight to quality and reduction in interest rates. Due to our duration position, the reduction in rates resulted in mark-to-market gains on our hedging portfolio. As volatility lessens, the costs of re-hedging will be relatively less expensive. However, as long as the MPF portfolio remains a relatively large component of the overall balance sheet, we anticipate fluctuations in hedging gains/losses from quarter to quarter. Ultimately, our efforts to simplify the balance sheet and reduce the interest-rate risk of our investments should result in more consistent levels of hedging expenses.

Attention to Non-Interest Expense to Achieve Appropriate Scale

Our non-interest expense for the quarter was $26 million, compared to $29 million in the second quarter of 2009. During the second quarter, we completed the implementation of our core operating system, which we believe has positioned the Bank to provide enhanced services with greater efficiency. We will continue to focus on more effective means of delivering products and services as we reduce the Bank to the scale required of an advances bank supporting our members in Illinois and Wisconsin.

Balance Sheet Transition Continues

Advances at June 30, 2010, were $21.1 billion, down $200 million (1%) from $21.3 billion at the end of the previous quarter. Advances have fallen throughout the Home Loan Bank System. We continue to see advances levels fall due to lower levels of member borrowing demand and the repayment of advances of several resolved members. Member deposits are still high, and some members have decreased their lending activities to improve the quality of their balance sheets weakened by credit losses. Also, many members have traditionally viewed the Bank as a back-up lender rather than a regular, routine source of funding. We plan to earn your business as a core funding source.

Total assets at June 30, 2010, were $87.7 billion, up $1.6 billion (2 %) from the previous quarter-end. Our investment portfolio was $38.3 billion at quarter-end; these investments will provide an "income bridge" while MPF loans run off and we build our advances business. We anticipate that the overall size of the Bank will fall substantially over time as MPF loans continue to pay down and the Bank successfully executes a capital stock conversion and redeems its voluntary stock in accordance with the capital plan. We will operate at the scale sufficient to meet our members' needs.

Total MPF loans held in portfolio were $21.6 billion at the end of the second quarter of 2010, a reduction of $1.1 billion (5%) from the previous quarter-end. We increased our allowance for loan loss from $20 million to $24 million consistent with the increase in our nonperforming and impaired MPF loan amounts.

MPF Xtra® volumes continue to grow with loans sourced from our members, as well as the members of the Federal Home Loan Banks of Boston, Des Moines, and Pittsburgh. We implemented pricing changes midway in the second quarter that had immediate positive impact on the volume of loans sold into the MPF Xtra program. Since the inception of the program, 243 participating financial institutions (PFIs) System-wide have funded more than $4.1 billion in loans. Unlike earnings from on-balance sheet MPF assets that rely on market spreads, the Bank is compensated for MPF Xtra loans through fee income. Incremental volume, therefore, has immediate benefits. If you are not currently using the MPF Xtra product, we urge you to consider the benefits of the product. We are examining new product options, including a servicing-released alternative, that should make it easier for more members to take advantage of the access to the secondary market that the MPF Xtra product provides.

Member Credit Concerns

We continue to work with members challenged by the current environment, carefully balancing the needs of individual members against the risk to overall member capital. Our credit and collateral policies and practices are designed to continue to make credit available while monitoring the value of the collateral pledged to support that credit. In the most serious situations, we coordinate with members' regulators to ensure that the appropriate level of credit is available without exposing all of our members to unnecessary risk.

So far in 2010, nine of our member institutions have been resolved by their regulator. We had a total of $548 million in advances and other credit outstanding to the seven members resolved in the second quarter. Since the founding of the Bank, we have not experienced a credit loss on advances made to members, including those involved in resolutions.

In Summary

We were pleased to welcome representatives from nearly 200 of our members at our recently completed regional meetings. Many of the attendees expressed interest in restructuring their current advances to take advantage of the low-rate environment. As the economy improves, we want you to consider the Federal Home Loan Bank of Chicago as one of your core funding sources, in addition to our role as a back-up liquidity provider. As the Bank will be defined by the degree to which our members use us for financing, it is important that all members consider the role that our products and services can play in supporting their businesses. Our bankers are here to support you in understanding how we can enhance the profitability and financial stability of your business.

As we have indicated previously, we have submitted a capital plan to our regulator for review and approval. Should we receive approval to proceed, we will notify you and proceed as expeditiously as possible with the conversion of our stock. The stabilization of our capital base through conversion of our capital stock is a fundamental step in remediating the Bank and ultimately restoring liquidity to the stock.

As always, we welcome your comments and questions. We look forward to working with you and to reporting on our progress during the remainder of 2010.

Best regards,

Matt Feldman
President and CEO

This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully transition to a new business model and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. The financial results discussed in this letter are preliminary and unaudited. "Mortgage Partnership Finance," "MPF," and "MPF Xtra" are registered trademarks of the Federal Home Loan Bank of Chicago.

Condensed Statements of Income
(Dollars in millions)
(Preliminary and Unaudited)

	Three months ended June 30,			Six months ended June 30,		
	2010	2009	**Change**	**2010**	2009	**Change**
Interest income	**$ 710**	$ 753	-6%	**$1,382**	$1,541	-10%
Interest expense	**517**	594	-13%	**1,047**	1,238	-15%
Provision for credit losses	**5**	2	150%	**11**	5	120%
Net interest income	**188**	157	20%	**324**	298	9%
Other-than-temporary impairment (credit loss)	**(27)**	(124)	78%	**(71)**	(210)	66%
Other non-interest gain (loss)	**23**	122	-81%	**(39)**	57	-168%
Non-interest expense	**26**	29	-10%	**54**	58	-7%
Assessments	**42**	23	83%	**43**	23	87%
Net income (loss)	**$ 116**	$ 103	13%	**$ 117**	$ 64	83%
Net interest margin on interest-earning assets	**0.88%**	0.70%	0.18%	**0.77%**	0.67%	0.10%

Condensed Statements of Condition
(Dollars in millions)
(Preliminary and Unaudited)

As of:	June 30, 2010	December 31, 2009	Change
Cash and due from banks	$ **458**	$ 2,823	-84%
Federal Funds sold and securities purchased under agreement to resell	**5,845**	2,715	115%
Investment securities	**38,334**	34,078	12%
Advances	**21,103**	24,148	-13%
MPF Loans held in portfolio, net	**21,567**	23,838	-10%
Other	**436**	472	-8%
Total assets	$ **87,743**	$ 88,074	0%
Consolidated obligation discount notes	$ **18,458**	$ 22,139	-17%
Consolidated obligation bonds	**60,586**	58,225	4%
Subordinated notes	**1,000**	1,000	0%
Other	**5,110**	4,332	18%
Total liabilities	**85,154**	85,696	-1%
Capital stock	**2,331**	2,328	0%
Retained earnings	**825**	708	17%
Accumulated other comprehensive income (loss)	**(567)**	(658)	14%
Total capital	**2,589**	2,378	9%
Total liabilities and capital	$ **87,743**	$ 88,074	0%
Regulatory capital stock plus Designated Amount of subordinated notes	$ **3,819**	$ 3,794	1%

Remediation Dashboard

In order to provide our members with greater clarity as we work to transition the Bank, we regularly monitor our ratio of Market Value to Book Value, the level of our Retained Earnings, and our Spread on the Return of Average Regulatory Capital to Three-month Libor. Together, these metrics provide a view of our progress in restructuring our business model and our balance sheet.

Ratio of Market Value to Book Value

During 2009 and 2010, the market value of the Bank has been positively impacted by the asset replacement program and the increase in values of other assets. The ratio of market value to book value improved from 71% at year-end 2009 to 85% at the end of the second quarter of 2010. Because overall market spreads on mortgage assets and securities tightened more than debt spreads, the market value improved.



Retained Earnings

The Bank is targeting restoring liquidity to our stock through a recovery of market value relative to book value and through the growth of retained earnings. While OTTI charges and hedging costs offset a substantial amount of net interest income over the previous few quarters, the second quarter's net income contributed to a substantial increase in retained earnings to $825 million.



Spread of Return on Average Regulatory Capital to Three-Month Libor

We will regularly highlight changes in the spread of our average return on regulatory capital relative to three-month Libor. There continues to be substantial variability in this measure, largely as a result of highly fluctuating hedging costs and continued credit losses due to OTTI. Our goal is to reduce the variability in this measure over time.

